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                                                                      EXHIBIT 11
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American Industrial Partners

Directors
Tom H. Barrett
W. Richard Bingham
Robert Cizik
Robert L. Purdum
Burnell R. Roberts
Theodore C. Rogers

One Maritime Plaza
Suite 2525
San Francisco, CA 94111

415.788.7354
415.788.5302 (Fax)

                                                                   July 30, 1997

STRICTLY PRIVATE AND CONFIDENTIAL

Mr. W. R. Hildebrand
President and Chief Executive Officer
Bucyrus International, Inc.
1100 Milwaukee Avenue
P.O. Box 500
South Milwaukee, WI 53172-0500

Dear Bill:

     We appreciate the opportunity we have had to discuss with you and your financial advisor a potential acquisition of Bucyrus International, Inc. (the "Company") by American Industrial Partners or an affiliated entity (the "Purchaser"). Our firm has had on-going discussions with the Company relating to our interest in acquiring the Company, or a portion thereof, since 1993. The Company's recent announcement of its agreement to acquire the Marion Power Shovel business prompted us to contact the Company's financial advisor to renew our expression of interest. We have conducted a business due diligence review of the Company and its business which is now substantially complete.

     As a result, we are pleased to submit this written proposal to acquire all of the outstanding shares of capital stock of the Company pursuant to the terms set forth below. We believe that the price proposed -- $18 per share cash -- and the other terms contemplated represent a very favorable transaction for the Company's stockholders. In this regard, we note that the price proposed is based on the discussions we have had with and is fully responsive to the level discussed with the Company's financial advisor.

     Our investment fund, American Industrial Partners Capital Fund II L.P. (the "Fund"), has in excess of $500 million capital expendable for equity investments under a blind pool arrangement which is contingent only upon the approval of the directors of the Fund. The directors of the Fund have approved the proposal embodied in this letter, subject to the completion of legal, accounting , tax and environmental due diligence which we are confident can be completed within ten business days with appropriate cooperation from the Company and its advisors.

     The Fund is prepared to commit at least $144 million of equity capital to finance the transaction, including the purchase of all outstanding equity interests in the Company and the repayment of certain indebtedness for borrowed money of the Company. In accordance with discussions with the Company's financial advisor, the balance of the required financing would come from the proceeds of the sale in a 144A private placement of long-term Senior Subordinated Notes in the aggregate principal amount of approximately $150 million and from a draw upon the Company's currently proposed revolving credit facility. Based upon our discussions with the Company's financial advisor, our own review of the Company's business and our prior record of completion of transactions of this type (we have never failed to complete a transaction because
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of financing ), we are confident that the financing outlined herein can be accomplished in an expeditious manner. These circumstances, together with the conservative nature of the proposed financing structure, should provide the Company's Board of Directors with a high degree of comfort regarding our ability to complete the acquisition proposed in this letter on a timely basis.

     We are fully prepared to marshall the internal and external resources necessary to move ahead promptly. Importantly, however, as set forth in paragraphs 5 and 6 of the proposal outlined below, our willingness to proceed with this proposal is subject to our mutual understanding that the Company will negotiate definitive agreements with us on an exclusive basis.

     The basic outline of our proposal is as follows:

     1. Structure/Price. The Purchaser would enter into a merger agreement with the Company ("Merger Agreement"), pursuant to which the Purchaser would acquire all outstanding shares of capital stock of the Company (the "Shares") at a price equal to $18 per share in cash (the "Transaction Price"). We will endeavor to proceed with a first-step cash tender offer at the Transaction Price for any and all outstanding Shares, provided that this can be accomplished consistent with the financing terms set forth in the second paragraph on page 2, above.

     2. Agreement to Tender and Option. Concurrently with the execution of the Merger Agreement, the stockholder holding approximately 40% of the outstanding Shares (the "Major Stockholder") would execute and deliver to the Purchaser an agreement (the "Stockholder Agreement") pursuant to which the Major Stockholder agrees to tender all of the Shares held by it to the Purchaser in the tender offer (if made) and to vote all such Shares in favor of the merger, and granting to the Purchaser an option to purchase all of such Shares at an exercise price equal to the Transaction Price. The option would be exercisable in certain circumstances to be enumerated in the definitive Stockholder Agreement, including upon termination of the Merger Agreement, and would remain exercisable for a period of time thereafter, to be mutually agreed. In the event that an entity other than the Purchaser acquired a majority of the outstanding Shares at a price higher than the Transaction Price pursuant to an agreement signed within such period, the Purchaser and the Major Stockholder would share 50/50 in the amount by which the price in such other acquisition exceeded the Transaction Price.

     3. Definitive Agreements and Conditions. The transaction is subject to the negotiation and execution of definitive agreements with terms satisfactory to the Company, the Major Stockholder and the Purchaser. The definitive agreements will contain representations, warranties and covenants customary in transactions of this type. Prior to the execution of the definitive agreements,
(i) the transaction, including the merger, the Merger Agreement and the Stockholder Agreement, shall have been approved by the Board of Directors of the Company and (ii) the Purchaser shall have completed a due diligence review of the assets and business of the Company satisfactory to the Purchaser. The definitive agreements themselves will include conditions to closing customary in transactions of this type, including the following:

          a. The debt financing necessary to finance the transaction shall be available to the Purchaser on the terms previously disclosed to the Company.

          b. The acquisition of Marion Power Shovel by the Company shall have been consummated on substantially the terms, including the use of the PPM America Special Investments Fund, L.P., Inc. bridge financing, previously disclosed to the Purchaser.

          c. All required consents of third parties, if any, shall have been received.

          d. All filings required under the Hart-Scott-Rodino-Antitrust Improvement Act of 1976, as amended, shall have been made and all waiting periods shall have expired.

          e. There shall have been no material adverse change (as defined in the definitive agreements) between the date of the Company's latest publicly available audited balance sheet and the date of closing.

          f. If a first-step tender offer is commenced, stockholders holding at least 51% of the Shares on a fully diluted basis shall have tendered their Shares in the tender offer.

     4. Termination Fee. The definitive Merger Agreement will provide that in the event that the Merger Agreement is terminated due to certain circumstances to be enumerated in the definitive Merger Agreement, the Purchaser will be entitled to a termination fee of $7 million.

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     5.  Exclusivity.  Until the earliest to occur of (i) three weeks following the date of your acceptance of this letter proposal, (ii) the abandonment of the transaction by the Purchaser and (iii) the execution of the definitive agreements: (a) neither the Company nor its representatives or agents will solicit offers from, engage in discussions or negotiations with or provide financial or operating information to, any other party for the purpose of determining any or which is reasonably likely to lead to interest in acquiring the Company or any of its securities or material assets, (b) the Company will cease any current discussions with any third parties and (c) the Company will promptly notify the Purchaser in the event that it receives any unsolicited indication of interest or proposal concerning an acquisition proposal. The definitive Merger Agreement will provide restrictions substantially similar to the foregoing, subject to certain limited exceptions, including a fiduciary out, to be set forth in the definitive Merger Agreement.

     6. Certain Expenses/Fee. If within six months after the date hereof the Company signs an agreement pursuant to which (by stock purchase, merger, asset purchase or otherwise) control of the Company or a substantial part of its assets is acquired by a third party, then (within five (5) business days of the closing of such transaction) the Company shall reimburse American Industrial Partners and its affiliates for their expenses (including legal, accounting and consulting fees) not exceeding $500,000 incurred in connection with this proposal and shall pay American Industrial Partners a fee of $1 million.

     7. Enforceability. Upon its acceptance by you, except for paragraphs 5 and 6, this letter will constitute an expression of intent only and shall not be deemed legally binding upon the parties hereto. This letter does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated. Notwithstanding anything contained in this paragraph, the provisions of paragraphs 5 and 6 of this letter shall constitute a legally binding and enforceable agreement between us.

     If the foregoing meets with your approval, please indicate your acceptance and, with respect to paragraphs 5 and 6 only, your agreement, by signing and returning the accompanying copy of this letter, whereupon we shall proceed promptly to commence our due diligence review and to prepare drafts of the definitive agreements.
                                            Very truly yours,

                                            AMERICAN INDUSTRIAL PARTNERS
                                            CAPITAL FUND II, L.P.

                                            By:  American Industrial Partners
                                                 II, L.P.
                                              its General Partner

                                            By:  American Industrial Partners
                                                 Corporation
                                              its General Partner

                                            By:  Theodore C. Rogers
                                              its General Partner and Director

                                                  /s/ THEODORE C. ROGERS
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ACCEPTED AND, WITH RESPECT
TO PARAGRAPHS 5 AND 6,
AGREED TO THIS 31st DAY OF
JULY, 1997

BUCYRUS INTERNATIONAL, INC.

By:     /s/ W. R. HILDEBRAND
    --------------------------------
    W. R. Hildebrand
    President and Chief Executive
    Officer

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